Exhibit 12

Horace Mann Educators Corporation

Statement Regarding Computation of Ratios

Computation of Ratio of Earnings to Fixed Charges

For the Years Ended December 31, 2012, 2011, 2010, 2009 and 2008

(Dollars in millions)

	Year Ended December 31,
	2012		2011		2010		2009		2008
			As Adjusted		As Adjusted		As Adjusted		As Adjusted
Fixed charges:
Interest expense	$14.2		$14.0		$14.0		$14.0		$14.5
Interest credited to policyholders on interest-sensitive contracts	163.6		154.9		146.7		139.4		131.8

Total fixed charges	$177.8		$168.9		$160.7		$153.4		$146.3

Earnings:
Income before income taxes	$149.2		$94.9		$110.2		$101.8		$(1.9)
Add: Interest expense	14.2		14.0		14.0		14.0		14.5

Subtotal – earnings before interest expense	163.4		108.9		124.2		115.8		12.6

Add: Interest credited to policyholders on interest-sensitive contracts	163.6		154.9		146.7		139.4		131.8

Earnings before fixed charges	$327.0		$263.8		$270.9		$255.2		$144.4

Ratio of earnings to fixed charges	1.8	x	1.6	x	1.7	x	1.7	x	1.0	x

Supplemental information (A):

Ratio of earnings before interest expense to interest expense	11.5	x	7.8	x	8.9	x	8.3	x	0.9	x

(A)

Fixed charges and earnings in this calculation do not include interest credited to policyholders on interest-sensitive contracts. This adjusted coverage ratio is not required, but is provided as supplemental information because it is commonly used by individuals who analyze the Company’s results.